Local.com Corporation
7555 Irvine Center Drive
Irvine, CA 92618
April 8, 2011
Via EDGAR Correspondence
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Philip Rothenberg, Staff Attorney
Re:	Acceleration of Effective Date Local.com Corporation Form S-3/A No. 1, Filed March 23, 2011 File No. 333-171725
Dear Sirs:
     Local.com Corporation (“Company”) hereby requests, pursuant to Rule 461(a) of Regulation C under the Securities Act of 1933, as amended, that the above-referenced Registration Statement be declared effective on April 12, 2011 at 2:00 p.m. Pacific Standard Time, or as soon as practicable thereafter.
     The Company acknowledges that:
•	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, LOCAL.COM CORPORATION
By:	/s/ Kenneth S. Cragun
Kenneth S. Cragun
Chief Financial Officer